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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           FORM 8-A


         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                   ----------------------------

                        PENN VIRGINIA CORPORATION
      (Exact name of registrant as specified in its charter)

                       -----------------------------
     Virginia                                   23-1184320
(State of incorporation                      (I.R.S. Employer
    or organization)                           Identification
                                                  Number)



 One Radnor Corporate Center                          19087
100 Matsonford Road, Suite 200                      (Zip Code)
     Radnor, Pennsylvania
(Address of principal executive offices)

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   Securities to be registered pursuant to Section 12(b) of
the Act:


Common Stock, par value $6.25 per share       New York Stock
                                                Exchange
---------------------------------------   -------------------
        (Title of Class)                   (Name of Exchange)


Securities to be registered pursuant to Section 12(g) of the
Act:


                              NONE
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

Item 1.  Description of Securities to be Registered

         The following description of the Company's capital stock is a summary and is qualified in its entirety by reference to the Company's Articles of Incorporation (the
"Company Articles") and Bylaws (the "Company Bylaws"), both of which are attached as exhibits hereto. The description is also subject in all respects to the Virginia Stock
Corporation Act, as amended (the "VSCA").

GENERAL

         The Company's authorized capital stock consists of 16,000,000 shares of common stock, par value $6.25 per share
(the "Common Stock") and 100,000 shares of preferred stock, par value $100 per share (the "Preferred Stock"), with such voting rights, dividend preferences, redemption and liquidation rights, sinking fund provisions and conversion privileges as may be specified, subject to the Company
Articles, by the Company's Board of Directors. The shares of Preferred Stock are issuable in one or more series. There are currently no outstanding shares of Preferred Stock. The
Common Stock is currently authorized for quotation on the Nasdaq National Market System ("NASDAQ/NMS"). The Company has filed a listing application with the New York Stock
Exchange, Inc. (the "Exchange") for the listing of the Common Stock on the Exchange. If the Common Stock is approved by listing on the Exchange, the Company intends to cease quotation and delist the Common Stock from NASDAQ/NMS.

COMMON STOCK

         Dividends. Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors, in its discretion. The Company's ability to pay dividends on the Common Stock is subject to the legal availability of funds therefor as well as restrictions contained in the Company Articles and Company Bylaws (including prior full payment of dividends as to any Preferred Stock) and the Company's debt agreements. Under the terms of that certain Credit Agreement dated as of August 6, 1996, as amended, among the Company and the banks named therein (the "Credit Agreement"), under certain circumstances, the Company may not pay dividends (i) in excess of 55% of the Company's consolidated earnings before interest, taxes, depreciation and amortization, or (ii) in the event of a default under the Credit Agreement. The Company is currently in compliance with the terms of the Credit Agreement. The foregoing description of the Credit Agreement is a summary and is qualified in its entirety by reference to the text of the Credit Agreement which has been filed as Exhibit A(4) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and is incorporated herein by reference.

         Voting Rights. The holders of the Common Stock have the right to elect directors of the Company and vote on all other matters. At every meeting of shareholders of the Company, the holders of record of shares of the Common Stock entitled to vote at the meeting are entitled to one vote for each share of Common Stock held. Shareholders of the Company are not entitled to cumulative voting in the election of directors. Holders of the Common Stock have certain additional special voting rights under the Company Articles and the VSCA in the event of certain extraordinary transactions. See "- Provisions of the Company Articles and Virginia Law."

         No Preemptive Rights. Shareholders of the Company are not entitled to any preemptive rights to purchase or to subscribe to any additional or increased stock of any class or any obligations convertible into any class or classes of stock.

         Liquidation Rights. In the event of voluntary or involuntary liquidation of the Company, holders of the Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its shareholders after all amounts to which the holders of any Preferred Stock are entitled have been paid or set aside in cash for payment.

         American Stock Transfer and Trust Company acts as transfer agent, registrar and dividend disbursing agent for the Common Stock.

PROVISIONS OF THE COMPANY ARTICLES AND VIRGINIA LAW

         Additional Shares. The Company's Board of Directors is authorized by the Company Articles, without further shareholder action, to divide the authorized shares of Preferred Stock of the Company in one or more series and to fix and determine the voting rights, dividend preferences, redemption and liquidation rights, sinking fund provisions and conversion privileges, if any, of such class or series. Although the Company has no present plans to issue any shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase Preferred Stock, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

         Certain other provisions of the Company Articles and the Company Bylaws could also have the effect of delaying, deferring or preventing any change of control of the Company or an unsolicited acquisition proposal, including (a) the absence of authority for shareholder action by written consent by less than all of the Company's shareholders; (b) directors and officers indemnification; (c) reserving to the Board of Directors of the Company the authority to fill vacancies on the Board of Directors; and (d) the supermajority approval by shareholders of certain transactions. Under the Company Articles, subject to several important exceptions discussed below, the following transactions require the affirmative vote of the holders of at least 90% of the voting power of the then outstanding capital stock of the Company entitled to vote for directors (the "Voting Stock"): (i) any merger or consolidation of the Company or any subsidiary with a person (or any affiliate thereof) who or which is the beneficial owner of more than 10% of the voting power of the Voting Stock or is an affiliate of the Company and was a beneficial owner of such voting power within two years prior to the date in question or is the assignee (through a non-public transfer) of shares which were owned by such beneficial owner within two years prior to the date in question (a "Related Person"), (ii) any sale, lease or other transfer to any Related Person (or affiliate thereof) of any assets of the Company or any subsidiary having an aggregate Fair Market Value (as defined in the Company Articles) of $1,000,000 or more, (iii) the issuance or transfer of any securities of the Company or any subsidiary to any Related Person (or affiliate thereof) in exchange for cash, securities or other property having an aggregate Fair Market Value of $1,000,000 or more, (iv) the repurchase of Voting Stock by the Company or any subsidiary in exchange for cash, securities or other property having an aggregate Fair Market Value of $1,000,000 or more, (v) the adoption of any plan for the liquidation or dissolution of the Company proposed by a Related Person (or affiliate thereof), or (vi) any reclassification of securities or recapitalization or any other transaction which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or a subsidiary which is owned by a Related Person (or affiliate thereof).

         The transactions listed in (i) through (vi) above do not, however, require the affirmative vote of holders of 90% of the voting power as described above if either (i) the transaction is approved by a majority of the Continuing Directors or (ii) certain detailed "fair price and procedure" criteria are satisfied. For this purpose, the term "Continuing Director" means (i) any person who was a director of the Company as of May 1, 1984, or (ii) any director who is not affiliated with the Related Person and was a director before such Related Person became a Related Person, or (iii) a successor director who is not affiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then in office. Under the fair price and procedure criteria, (i) the Fair Market Value of consideration received by the holders of Common Stock in any such transaction must be at least equal to the highest of (a) the highest per share price paid by the Related Person for any shares acquired by it in the transaction in which it became a Related Person or within two years of the date of the first public announcement of the proposal of such transaction (the "Announcement Date");
(b) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Related Person became a Related Person, whichever is higher; (c) the earnings per share of Common Stock for the four full consecutive fiscal quarters immediately preceding the Announcement Date as to which financial results have been published by the Company, multiplied by the then highest price/earnings multiple (if any) of such Related Person, or its affiliates, as customarily computed and reported in the financial community; (d) the Fair Market Value per share of Common Stock multiplied by a fraction, the numerator of which is the highest per share price paid by the Related Person for any shares of Common Stock acquired by such Related Person within the two-year period immediately prior to the Announcement Date and the denominator of which is the Fair Market Value per share of Common Stock on the first day in such two-year period upon which the Related Person acquired any shares of Common Stock; and (e) the highest
Fair Market Value per share of Common Stock in the one-year period immediately prior to the Announcement Date; (ii) the consideration received by the holders of Common Stock in any such transaction shall be either cash or the same type of consideration used by the Related Person in acquiring the largest portion of its holdings of Common Stock prior to the Announcement Date; (iii) after such Related Person has become a Related Person, and prior to the consummation of such transaction, there shall have been no reduction in the annual rate of dividends paid on the Common Stock except as approved by a majority of the Continuing Directors, subject to certain exceptions, and such Related Person shall not have become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Related Person becoming a Related Person; (iv) after such Related Person has become a Related Person, such Related person shall not have received the benefits of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company disproportionate to its shareholders; and (v) a proxy or information statement describing such transaction and complying with the Exchange Act shall be mailed to the Company's shareholders at least 30 days prior to the consummation of such transaction.

         The Continuing Directors have the power and duty to determine for the purposes of the provisions described in the two preceding paragraphs (i) whether a person is a Related Person, (ii) the number of shares of Voting Stock beneficially owned by any person, (iii) whether a person is an affiliate of another, (iv) whether the assets which are the subject of any such transaction have, or the consideration to be received or paid for the issuance, transfer or purchase of any securities in any such transaction has, an aggregate Fair Market Value of $1,000,000 or more, and (v) any other matter relating to the applicability or effect of such provisions.

         Virginia Stock Corporation Act. The VSCA contains provisions governing "Affiliated Transactions." These provisions, with certain exceptions, require approval of material acquisition transactions between a Virginia corporation and any beneficial owner of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, certain material dispositions of corporate assets not in the ordinary course of business, certain sales or issuances to the Interested Shareholder of voting securities of the corporation or its subsidiaries, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

         For three years following the time that an Interested Shareholder becomes the beneficial owner of 10% of the outstanding voting shares, subject to certain exceptions, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of the board of directors who was (i) a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder or (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, subject to certain exceptions, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

         The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirements provide that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

         None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder (i) whose acquisition of shares making such person an Interested Shareholder was approved in advance by a majority of the Virginia corporation's Disinterested Directors or (ii) who was an Interested Shareholder on the date the corporation became subject to these provisions by virtue of its having 300 shareholders of record.

         In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not adopted any such amendment.

         The VSCA also contains provisions relating to "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33-1/3% or 50%) of the total votes entitled to be cast for the election of directors. The statute provides certain exceptions to the definition of "control share acquisition," including, among others, the acquisition of shares (i) pursuant to a merger or share exchange, or a tender or exchange offer, that is made pursuant to an agreement to which the issuing public corporation is a party, (ii) directly from the issuing public corporation, from its wholly-owned subsidiary or from a corporation having beneficial ownership of shares of the issuing public corporation having at least a majority, before such transaction, of the votes entitled to be cast for the election of directors and (iii) by or from any person whose voting rights had previously been authorized by the shareholders of the Company under this statute or whose previous acquisition of beneficial ownership would have constituted a control share acquisition but for one of the other exceptions, subject to the threshold percentage as specified in the shareholders' authorization. Shares acquired in a control share acquisition have no voting rights unless
(i) the voting rights are granted by the vote of a majority of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation or (ii) the articles of incorporation or bylaws of the corporation provide that the control share acquisition provisions of the VSCA do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. The Company Articles and Company Bylaws do not contain provisions rendering the control share acquisition provisions of the VSCA inapplicable to acquisition of shares of Common Stock of the Company.

         Each of the foregoing agreements and provisions, including the existence under the Company Articles of amounts of authorized but unissued Preferred Stock and Common Stock, could have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

         The foregoing description of the Company Articles and the Company Bylaws does not purport to be complete and is qualified in its entirety by reference to the complete text of the Company Articles and the Company Bylaws, which are incorporated herein by reference.

Item 2.         Exhibits

     1.   Amended and Restated Articles of Incorporation of the
          Company

     2.   Amended Bylaws of the Company

     A copy of this Registration Statement and all exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.


                                 SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

     Dated:  August 18, 1997            PENN VIRGINIA CORPORATION
                                              (Registrant)



                           By:  /s/ Steven W. Tholen
                               ---------------------------
                                Steven W. Tholen, Vice President
                                and Chief Financial Officer